FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3 April, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   Ö    Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Notice of the Annual General Meeting of Shareholders to be held on 3rd May 2023 and the Shareholder Meeting Brochure and Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 April, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A.

Société Anonyme

26, Boulevard Royal, 4th Floor.

L-2449 Luxembourg

RCS Luxembourg B 85 203

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held in Luxembourg on 3rd May 2023

Notice is hereby given to holders of ordinary shares of Tenaris S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company (the “Meeting”) will be held on 3rd May 2023, at 16:00 (Central European time). The Meeting will be held at the Company’s registered office located at 26, Boulevard Royal, 4th Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg.

At the Meeting shareholders will vote on the items listed below under the heading “Agenda for the Annual General Meeting of Shareholders”.

Agenda for the Annual General Meeting of Shareholders

1.	Consideration of (i) the Company’s 2022 annual report containing the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2022, and on the annual accounts as at 31st December 2022, and the external auditors’ reports on such consolidated financial statements and annual accounts and; (ii) the Company’s 2022 annual sustainability report containing the non-financial statement.

2.	Approval of the Company’s consolidated financial statements as of and for the year ended 31st December 2022.

3.	Approval of the Company’s annual accounts as at 31st December 2022.

4.	Allocation of results and approval of dividend payment for the year ended 31st December 2022.

5.	Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended 31st December 2022.

6.	Election of the members of the Board of Directors.

7.	Approval of the compensation payable to the members of the Board of Directors for the year ending 31st December 2023.

8.	Approval of the Company’s compensation report for the year ended 31st December 2022.

9.	Appointment of the external auditors for the fiscal year ending 31st December 2023, and approval of their fees.

10.	Appointment of the external auditors for the fiscal year ending 31st December 2024.

11.	Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

Resolutions at the Meeting will be passed by the simple majority of the votes validly cast, irrespective of the number of shares present or represented.

Holders of Shares: procedures for attending and voting at the Meeting

In accordance with the Luxembourg Law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies, as amended (the “Shareholders’ Rights Law”), the right to attend, speak and vote at the Meeting is restricted to those shareholders who are holders of shares of the Company on 19th April 2023 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

Shareholders will only be entitled to attend and/or to vote (personally or by proxy) at the Meeting in respect of those shares of the Company which each shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meeting.

Set out below are instructions on how to attend and/or vote (personally or by proxy) at the Meeting.

If you are a holder of shares of the Company on the Shareholders’ Record Time and you wish to attend and/or vote (personally or by proxy) at the Meeting, you must complete and return to the Company:

i.	the Intention to Participate Form, if you wish to attend the Meeting; and/or

ii.	the AGMS Proxy Form, if you wish to vote by proxy at Meeting.

Shareholders wishing to attend the Meeting in person must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company, properly completed and signed, ON OR BEFORE 19th APRIL 2023 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e., THE SHAREHOLDERS’ RECORD TIME). Shareholders who have timely submitted the Intention to Participate Form may elect either to (i) attend the Meeting and vote in person at the Meeting (in which case shareholders are not required to submit the AGMS Proxy Form), or (ii) have a proxy holder attend the Meeting in person and vote by proxy, in which case shareholders must also submit (in addition to the Intention to Participate Form) the AGMS Proxy Form as soon as possible and, in any event, must be received by the Company ON OR BEFORE 26th APRIL 2023 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME. Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, the AGMS Proxy Form, properly completed and signed, by the dates indicated above, such shareholder will not be able to participate or vote (neither in person nor by proxy) at the Meeting. Shareholders and proxy holders attending the Meeting in person will be required to identify themselves at the Meeting with a valid official identification document (e.g., identity card or passport). In the event of shares registered to the name of a corporation or any other legal entity, individuals representing such corporation or legal entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such legal entity, must submit –in addition to the Intention to Participate Form and the AGMS Proxy Form, as indicated above- a legal evidence of their authority to represent the shareholder at the Meeting (such as a general or special power-of-attorney or any other proper document) issued by the such legal entity (the “Power of Attorney”). A copy of the Power of Attorney must be received by the Company on or before 26th APRIL 2023 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME.

Shareholders who do not wish to attend the Meeting but nonetheless wish to vote by proxy at the Meeting must only complete and return to the Company the AGMS Proxy Form (and do not need to submit the Intention to Participate Form nor a Power of Attorney) which must be received by the Company ON OR BEFORE 19th APRIL 2023 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e., THE SHAREHOLDERS’ RECORD TIME). Please note that in the event that the Company does not receive the AGMS Proxy Form, properly completed and signed, by the date indicated above, such shareholder will not be able to vote (neither in person nor by proxy) at the Meeting.

In addition, any shareholder wishing to attend and/or vote (personally or by proxy) at the Meeting is required to provide reasonably satisfactory evidence to the Company (prior to the Meeting) as to the number of shares of the Company held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must be provided by means of a certificate issued by each shareholder’s bank or stockbroker, which must include at least the shareholder’s name, the shareholder’s registered office/address, the number of shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the shareholder’s shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Certificate of Shareholding”). The Certificate of Shareholding must be delivered to the Company as soon as possible and in any event must be received by the Company ON OR BEFORE 26th APRIL 2023 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME.

In compliance with the Shareholders’ Rights Law and other applicable laws and regulations, this convening notice (which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting), the total number of shares of the Company and voting rights as of the date of this notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the Meeting and draft resolutions proposed to be adopted at the Meeting), the Company’s 2022 annual report (which contains the Company’s consolidated financial statements as of and for the year ended 31st December 2022, and the Company’s annual accounts as at 31st December 2022, together with the external auditors’ reports and the consolidated management report and certifications), the Company’s 2022 sustainability report (which contains the non-financial statement), the 2022 Compensation Report, the Intention to Participate Form, the AGMS Proxy Form and the model Certificate of Shareholding, required to be submitted to the Company for purposes of participating and/or voting at the Meeting, are available to shareholders as of the date of this notice, and may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry may obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

The Intention to Participate Form and, if applicable, the Power of Attorney (if you wish to attend the Meeting), the AGMS Proxy Form (if you wish to be represented and vote by proxy at the Meeting) and the Certificate of Shareholding must be received by the Company, properly completed and signed, by the dates indicated above, at any of the following postal addresses, or by electronic message to the following electronic address: investors@tenaris.com.

Luxembourg:

26, Boulevard Royal, 4th Floor,

L-2449 Luxembourg

Attn: Adélia Soares

Italy:

c/o Dalmine S.p.A.

Piazza Caduti 6 luglio 1944 n. 1 24044

Dalmine (BG)

Attn: Marco Maria Domenico Tajana and/or Francesco Giuseppe Bettiol

Mexico:

c/o Tubos de Acero de México, S.A.

Campos Elíseos 400-Piso 17

Col. Chapultepec Polanco

11560 Ciudad de México

Attn: Ulises Martínez Martínez / Carol B. Clemente Bejarano

In the case of shares held through fungible securities accounts in Mexico, the Certificate of Shareholding must be issued by S.D. Indeval Institución para el Depósito de Valores S.A. de C.V. (Paseo de la Reforma #255, 3er. piso Col. Cuauhtémoc, Mexico city) in accordance with applicable regulation.

The AGMS Proxy Form will only be valid if it includes the shareholder’s name, registered office/address and signature and, in the event of shares owned by a corporation or any other legal entity, the name, registered office/address and signature of the individual(s) representing such corporation or other legal entity. Incomplete or erroneous AGMS Proxy Forms or AGMS Proxy Forms THAT are not timely delivered or do not satisfy the required formalities will be discarded and the underlying shares WILL not be voted at the Meeting.

A shareholder’s proxy holder shall enjoy the same rights to speak and ask questions at the Meeting as those afforded to the respective shareholder. Pursuant to the Shareholders’ Rights Law, irrespective of the number of shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meeting, except that:

(i)	if a shareholder holds shares of the Company through more than one securities account, such shareholder may appoint one proxy holder for each securities account; and

(ii)	a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder’s proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each share is indivisible for purposes of attending and voting at the Meeting. Co-owners of shares, beneficiaries and bare-owners of shares, and pledgors and pledgees of pledged shares must be represented by one single person at the Meeting.

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company have the right to (a) include items on the agenda for the Meeting; and (b) propose draft resolutions for the items included or to be included on the agenda for the Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company, must submit a written request to the Company on or before 11th April 2023, to any of the postal addresses of the Company indicated above, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for the Meeting.

In accordance with the Shareholders’ Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meeting on the items of the agenda for the Meeting. The right to ask questions, and the Company’s duty to answer any such questions, are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meeting, as well as the protection of confidentiality of the Company’s business and the safeguarding of the Company’s corporate interests.

Holders of ADRs: procedures for voting at the Meeting

Holders of American Depositary Receipts (“ADRs”) as of 19th April 2023 (the “ADR Holders’ Record Date”) are entitled to instruct DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary (the “Depositary”), as to the exercise of the voting rights in respect of the Company’s shares underlying such holder’s ADRs. Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Proxy materials will be available to ADR holders as of the date of this notice on the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting. Voting instructions and voting cards will be sent to ADR holders by the Depositary. Eligible ADR holders who wish to give voting instructions in respect of the shares underlying ADRs must follow the instructions and meet the deadlines set forth in such voting instructions and voting cards.

In accordance with the Luxembourg law of 11 January 2008 on transparency obligations for issuers of securities, as amended, each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company’s website at tenaris.com/en/sustainability/governance-and-ethics/ and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the shares exceeding the proportion that should have been notified.

On 3rd April 2023, the Company had a total issued share capital of US$ 1,180,536,830, represented by 1,180,536,830 shares, each share carrying one vote.

Cecilia Bilesio

Secretary of the Board of Directors

3rd April 2023

Luxembourg

Tenaris S.A. Société Anonyme 26, Boulevard Royal L – 2449 LUXEMBOURG R.C.S. Luxembourg B-85.20

Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend the Annual General Meeting of Shareholders of Tenaris S.A. (the “Company”), to be held on Wednesday 3rd May 2023 at 16:00 (Central European Time), at the Company’s registered office located at 26, Boulevard Royal, 4th Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg (the “Meeting”).

At the Meeting, you will hear a report on the Company’s business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company’s financial statements and allocation of results, the approval of directors’ and chief executive officer’s compensation, and the election of the members of the board of directors and the appointment of the external auditors.

The convening notice of the Meeting (which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting), the total number of shares of the Company and voting rights as of the date of the convening notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the Meeting and draft resolutions proposed to be adopted at the Meeting), the Company’s 2022 annual report (which contains the Company’s consolidated financial statements as of and for the year ended 31st December 2022, and the Company’s annual accounts as at 31st December 2022, together with the external auditors’ reports and the consolidated management report and certifications), the Company’s 2022 annual sustainability report (which contains the non-financial statement), the 2022 Compensation Report, and the forms required to be submitted to the Company for purposes of participating and/or voting at the Meeting are available to shareholders as of the date of the convening notice, and may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

I believe that stakeholder participation and long-term engagement is key to the success of every company. Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at the Meeting. If you are a holder of shares on 19th April 2023, at 24:00 (midnight), Central European Time, you can attend and/or vote, personally or by proxy, at the Meeting. If you are a holder of ADRs, please see the letter from Deutsche Bank Trust Company Americas, the depositary bank, or contact your broker/custodian, for instructions on how to exercise the voting rights in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to attend and/or vote your shares or ADRs at the meeting.

Yours sincerely,

Paolo Rocca

Chairman and Chief Executive Officer

3rd April 2023

Tenaris SA	April 3, 2023

Please be advised of the following Depositary's Notice of Annual General Meeting of Shareholders:
Depositary Receipt Information

CUSIP:	88031M109	(DTC Eligible)	ADS ISIN:	US88031M1099

Country of Incorporation:	Luxembourg

Meeting Details:	Annual General Meeting of Shareholders currently scheduled for May 3, 2023

Distribution Date:	March 17, 2023

ADS Record Date	April 19, 2023

Voting Deadline:	April 26, 2023 at 1:00 PM EST (Eastern Standard Time)

Meeting Date:	May 3, 2023, at 16:00 CET (Central European Time)

Meeting Agenda:	The Company's Notice of Meeting, including the Agenda, is available at the Company’s website: http://www.tenaris.com

Ratio (ORD:ADS):	2 : 1

Deutsche Bank Trust Company Americas, as depositary (the "Depositary") for the American Depositary Share ("ADS") program of Tenaris S.A. (the "Company") has received notice from the Company of an Annual General Meeting of Shareholders (the "Meeting") currently scheduled on the date set forth above. A copy of the notice of the Meeting is available on the Company's website at ir.tenaris.com/corporate-governance/annual-general-meeting.

In accordance with the provisions of the Amended and Restated Deposit Agreement, dated as of March 13, 2013, among the Company, the Depositary, and all registered owners ("Owners") and holders from time to time of ADSs issued thereunder (the "Deposit Agreement"), Owners of ADSs representing ordinary shares of the Company ("Shares"), at the close of business (Eastern Standard Time) on the ADS Record Date set forth above, will be entitled, subject to any applicable provision of Luxembourg law, the Company's articles of association and the provisions governing the Shares, to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Shares represented by their respective ADSs. A voting instruction form is enclosed for that purpose.

Although the Company has instructed the Depositary to mail voting instruction materials to Owners of record at the Distribution Date set forth above, voting instructions will only be accepted and counted for positions held by those Owners on the ADS Record Date set forth above. Voting instructions must be received by the Depositary on or before the Voting Deadline set forth above. Owners are advised that if the number of ADSs held by an Owner on the ADS Record Date set forth above differs from that on the Distribution Date, the Depositary will only apply such voting instructions to those ADSs held by such Owner on the ADS Record Date. Owners on the ADS Record Date that were not Owners on the Distribution Date may only be able to provide voting instructions electronically.

Note that Owners may only provide voting instructions on particular agenda items in respect of all of their ADSs and may not split voting instructions on a particular agenda item.

With respect to any voting instructions received by the Depositary on or prior to the Voting Deadline set forth above, the Depositary shall endeavor, insofar as practicable, to vote or cause to be voted the number of Shares represented by the ADSs in accordance with such voting instructions.

Owners are advised that, pursuant to the provisions of the Deposit Agreement, if voting instructions are not timely received by the Depositary from an Owner on or before the Voting Deadline set forth above with respect to the Shares represented by such Owner's ADS on the ADS Record Date, in accordance with the provisions of the Deposit Agreement a proxy will be provided to a person designated by the Company with respect to the Shares, to vote that amount of Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote Shares on any issue in accordance with the majority shareholders' vote on that issue) as determined by such appointed proxy, except that such instruction shall not be deemed to have been given and the Depositary shall not give a proxy with respect to any matter as to which the Company informs the Depositary that (x) the Company does not wish to receive such proxy, (y) the Company has knowledge that substantial opposition exists with respect to the action to be taken at the meeting or (z) the matter materially and adversely affects the rights of holders of Shares. The Depositary shall have no obligation to notify Owners if it should receive any such notification from the Company. The Company has instructed us that the appointed proxy wll vote in the manner stated in the Company's shareholder meeting brochure and proxy statement.

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Any Owner entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADSs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred Voting Deadline. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such Voting Deadline.

The Company has also instructed the Depositary to notify Owners that the convening notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the Meeting and draft resolutions proposed to be adopted at the Meeting), Company's 2022 annual report (which contains the Company's consolidated financial statements as of and for the year ended December 31, 2022, and the Company's annual accounts as at December 31, 2022, together with the external auditors' reports and the consolidated management report and certifications), the Company's 2022 Sustainability Report and the Company's 2022 Compensation Report, are available to Owners as of the date of the convening notice, and may be obtained free of charge from the Company's website at ir.tenaris.com/corporate-governance/annual-general-meeting.

Note: Subject to the below, voting instructions will only be counted for those ADSs held on the ADS Record Date, although voting materials may have been received with respect to the distribution date used for the initial mailing.

Owners on the ADS Record Date that were not Owners on the Distribution Date will receive voting materials promptly after the ADS Record Date; however, due to the narrow timeframe between the ADS Record Date and the Voting Deadline, such Owners may only provide voting instructions through electronic means (internet/phone).

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines may differ from those set forth herein for registered holders of ADSs.

Holders and persons and/or entities having a beneficial interest in any ADS (“Beneficial Owners”) are advised that (a) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure (provided that any such action or nonaction is in good faith and without the Depositary’s and/or its agent gross negligence and willful misconduct) to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

For further information, please contact:

Depositary Receipts

Toll Free Phone: (800) 821-8780

International Phone: +1 (718) 921-8137

db@astfinancial.com

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Tenaris S.A.

Société Anonyme

26, Boulevard Royal, 4th Floor

L-2449 Luxembourg

RCS Luxembourg B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders to be held on 3rd May 2023

This Shareholder Meeting Brochure and Proxy Statement is furnished by the Company in connection with the Meeting to be held on 3rd May 2023 at 16:00 (Central European Time), at the Company’s registered office located at 26, Boulevard Royal, 4th Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg, for the purposes set forth in the convening notice of the Meeting (the “Notice”).

The Meeting has been convened by the Notice, which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting. The Notice has been published in Luxembourg and, where applicable, in the markets where the shares of the Company, or other securities representing shares of the Company, are listed. A copy of the Notice may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

As of the date hereof, there are issued and outstanding 1,180,536,830 ordinary shares, US$1 par value each, of the Company (the “Shares”), including the Shares deposited with various agents (the “Deposited Shares”) for DEUTSCHE BANK TRUST COMPANY AMERICAS, as depositary (the “Depositary”), under the Amended and Restated Deposit Agreement, dated as of 13th March 2013, among the Company, the Depositary and all registered owners and holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares). Each Share entitles the holder thereof to one vote at general meetings of shareholders of the Company.

In accordance with the Luxembourg law of 11 January 2008, as amended and supplemented, on transparency obligations for issuers of securities (the “Transparency Law”), each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company’s website at https://www.tenaris.com/en/sustainability/governance-and-ethics/ and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the Shares exceeding the proportion that should have been notified.

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Holders of Shares: procedures for attending and voting at the Meeting.

In accordance with the Luxembourg law of 24 May 2011, on the exercise of certain rights of shareholders in general meetings of listed companies (as amended by the Luxemburg Law of 1 August 2019, which transposed into domestic law the provisions of the EU Directive 2017/828 of the European Parliament and of the Council of 17 May 2017 regarding the encouragement of long-term shareholder engagement in listed companies within the Member States of the European Union) (the “Shareholders’ Rights Law”), the right to attend, speak and vote at the Meeting is restricted to those shareholders who are holders of Shares on 19th April 2023 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

Shareholders will only be entitled to attend and/or to vote (personally or by proxy) at the Meeting in respect of those Shares which each shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of Shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meeting.

If you are a holder of Shares on the Shareholders’ Record Time and you wish to attend and/or vote (personally or by proxy) at the Meeting, you must complete and return to the Company:

i.        the Intention to Participate Form, if you wish to attend the Meeting; and/or

ii.       the AGMS Proxy Form, if you wish to vote by proxy at the Meeting.

Shareholders wishing to attend the Meeting in person must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company, properly completed and signed, on or before the Shareholders’ Record Time. Shareholders who have timely submitted the Intention to Participate Form, may elect either to (i) attend the Meeting and vote in person (in which case shareholders are not required to submit the AGMS Proxy Form), or (ii) have a proxy holder attend the Meeting in person and vote by proxy, in which shareholders must also submit (in addition to the Intention to Participate Form) the AGMS Proxy Form as soon as possible and, in any event, must be received by the Company on or before 26th April 2023 at 24:00 (midnight), Central European Time. Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, the AGMS Proxy Form, properly completed and signed, by the dates indicated above, such shareholder will not be able to participate or vote (neither in person nor by proxy) at the Meeting.

A shareholder who does not wish to attend the Meeting but nonetheless wishes to vote by proxy at the Meeting must only complete and return to the Company the AGMS Proxy Form (and do not need to submit the Intention to Participate Form), which must be received by the Company on or before the Shareholders’ Record Time. In the event that the Company does not receive the AGMS Proxy Form, properly completed and signed, by the date indicated above, you will not be able to vote (neither in person nor by proxy) at the Meeting. Shareholders and proxy holders attending the Meeting in person will be required to identify themselves at the Meeting with a valid official identification document (e.g., identity card or passport). In the event of shares registered to the name of a corporation or any other legal entity, individuals representing such corporation or legal entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such legal entity, must submit -in addition to the Intention to Participate Form and the AGMS Proxy Form, as indicated above- a legal evidence of their authority to represent the shareholder at the Meeting (such as a general or special power-of-attorney or any other proper document) issued by the such legal entity (the “Power of Attorney”). A copy of the Power of Attorney must be received by the Company on or before 26th April 2023 at 24:00 (midnight), Central European Time.

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Shareholders who do not wish to attend the Meeting but nonetheless wish to vote by proxy at the Meeting must only complete and return to the Company the AGMS Proxy Form (and do not need to submit the Intention to Participate Form nor a Power of Attorney) which must be received by the Company on or before the Shareholders’ Record Time. Please note that in the event that the Company does not receive the AGMS Proxy Form, properly completed and signed, by the date indicated above, such shareholder will not be able to vote (neither in person nor by proxy) at the Meeting.

In addition, any shareholder wishing to attend and/or vote (personally or by proxy) at the Meeting is required to provide reasonably satisfactory evidence to the Company (prior to the Meeting) as to the number of Shares held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must include at least: the shareholder’s name, the shareholder’s registered office/address, number of Shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the shareholder’s Shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Certificate of Shareholding”). The Certificate of Shareholding must be delivered to the Company as soon as possible and in any event must be received by the Company on or before 26th April 2023 at 24:00 (midnight), Central European Time.

The Intention to Participate Form and, if applicable, the Power of Attorney (if you wish to attend the Meeting), the AGMS Proxy Form (if you wish to be represented and vote by proxy at the Meeting) and the Certificate of Shareholding may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

The forms and certificates must be received by the Company, properly completed and signed, by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com.

A shareholder’s proxy holder shall enjoy the same rights to speak and ask questions at the Meeting as those afforded to the respective shareholder. Pursuant to the Shareholders’ Rights Law, irrespective of the number of Shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meeting, except that:

•	if a shareholder holds Shares through more than one securities account, such shareholder may appoint one proxy holder for each securities account; and

•	a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder’s proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the Shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each Share is indivisible for purposes of attending and voting at the Meeting. Co-owners of Shares, beneficiaries and bare-owners of Shares, and pledgors and pledgees of pledged Shares must be represented by one single person at the Meeting.

A shareholder who has completed and delivered to the Company the AGMS Proxy Form, is entitled to, on a later date, (i) revoke such AGMS Proxy Form, and/or (ii) replace such AGMS Proxy Form with a new AGMS Proxy Form, appointing a different proxy holder and/or submitting new voting instructions, in each case, by delivering to the Company a notice of revocation and/or a properly completed and signed replacement AGMS Proxy Form, provided, that, in each case, such notice of revocation and/or replacement AGMS Proxy Form must be received by the Company by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com. No revocations or replacement of the AGMS Proxy Form shall be accepted by the Company if received after such deadlines.

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In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares have the right to (a) include items on the agenda for the Meeting; and (b) propose draft resolutions for the items included or to be included on the agenda for the Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company on or before 11th April 2023, to any of the postal addresses of the Company indicated in the Notice , or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for such Meeting.

In accordance with the Shareholders’ Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meeting on the items of the agenda for the Meeting. The right to ask questions and the Company’s duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meeting, as well as the protection of confidentiality of the Company’s business and the safeguarding of the Company’s corporate interests.

The Meeting will appoint a chairperson pro tempore to preside the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish behavior rules, including rules for shareholders (or proxy holders) to speak and ask questions at the Meeting.

Holders of ADRs: procedures for voting at the Meeting.

Holders of ADRs as of 19th April 2023 (the “ADR Holders’ Record Date”) are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs. Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Any eligible ADR holder who wishes to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadlines set forth in the voting instructions and voting cards. If the Depositary receives proper instructions by 26th April 2023, 1:00 pm (Eastern Standard Time), with respect to ADR holders giving instructions through a written proxy card, internet or telephone, then the Depositary shall vote, or cause to be voted, the Shares underlying such holder’s ADRs in the manner prescribed by the instructions. However, if by the above referred deadlines, the Depositary receives no instructions from the ADR holder, then the Depositary shall deem such ADR holder to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy to be given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADRs.

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Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadlines.

Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than those indicated above.

Meeting agenda, reports on agenda items, and draft resolutions proposed to be adopted at the Meeting.

Resolutions at the Meeting will be passed by the simple majority of the votes validly cast, irrespective of the number of Shares present or represented.

The Meeting is called to address and vote on the items of the agenda included in the Notice. The agenda for the Meeting, including reports on each item of the agenda and the draft resolution proposed to be adopted thereon, are included below:

1.       Consideration of (i) the Company’s 2022 annual report containing the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2022, and on the annual accounts as at 31st December 2022, and the external auditors’ reports on such consolidated financial statements and annual accounts; and (ii) the Company’s 2022 annual sustainability report containing the non-financial statement.

The Company’s 2022 annual report contains the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2022, and on the Company’s annual accounts as at 31st December 2022, and the external auditors’ reports on such consolidated financial statements and annual accounts. In addition, the 2022 annual report includes the information required by the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Commercial Companies Law”), and the information required under the Luxembourg law of 19 May 2006 implementing the Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids. The 2022 annual report is available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

The Company’s 2022 annual sustainability report contains the non-financial statement required under article 1730-1 of the Commercial Companies Law and articles 68 and 68bis of the Luxembourg law of 19 December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended, as well as the information required by Article 8 of Regulation (EU) 2020/852 of the European Parliament and of the Council, supplemented by Commission Delegated Regulation (EU) 2021/2139 of 4 June 2021 and Commission Delegated Regulation (EU) 2021/2178 of 6 July 2021 (both as amended by Commission Delegated Regulation (EU) 2022/1214 of 9 March 2022). The Company´s 2022 annual sustainability report is available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to acknowledge (i) the Company’s annual report containing the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2022, and on the Company’s annual accounts as at 31st December 2022, and the external auditors’ reports on such consolidated financial statements and annual accounts; and (ii) the Company’s 2022 annual sustainability report containing the non-financial statement.”

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2.       Approval of the Company’s consolidated financial statements as of and for the year ended 31st December 2022.

The Company’s consolidated financial statements as of and for the year ended 31st December 2022 (comprising the consolidated statement of financial position and the related consolidated statements of income, of cash flows and of changes in equity and the notes to such consolidated financial statements), are included in the Company’s 2022 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve the Company’s consolidated financial statements as of and for the year ended 31st December 2022”.

3.       Approval of the Company’s annual accounts as at 31st December 2022.

The Company’s annual accounts as at 31st December 2022 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) are included in the Company’s 2022 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve the Company’s annual accounts as at 31st December 2022”.

4.       Allocation of results and approval of dividend payment for the year ended 31st December 2022.

In accordance with applicable Luxembourg law and the Company’s articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital. As indicated in the Company’s annual accounts as at 31 December 2022, the Company’s legal reserve already amounts to 10% of its subscribed capital and, accordingly, the legal requirements in that respect are satisfied.

Dividends may be lawfully declared and paid out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law. The amount and payment of dividends must be approved by a majority vote at the annual general meeting of shareholders, generally, but not necessarily, based on the recommendation of the Company’s board of directors (the “Board of Directors”). Under Article 21 of the Company’s articles of association, the Board of Directors has the power to distribute interim dividends in accordance with applicable law; in particular, in accordance with the conditions set forth in Article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the annual general meeting of shareholders.

The Board of Directors proposed at its meeting held on 15th February 2023, a dividend, payable in U.S. dollars, in the amount of US$0.51 per share (or US$1.02 per ADR), which represents an aggregate sum of approximately US$602 million (the “Annual Dividend”). The Annual Dividend is proposed to include the interim dividend of $0.17 per share ($0.34 per ADS) or approximately $201 million, paid on 23rd November 2022 (the “Interim Dividend”), and, accordingly, if the Annual Dividend proposal is approved, the Company will make an additional dividend payment on 24th May 2023 in the amount of US$0.34 per share (or US$0.68 per ADR), or approximately US$401 million (the “Dividend Balance”).

The Company’s annual accounts as at 31st December 2022, show a loss for 2022, of approximately US$ 132.6 million. However, considering the amount of the Company’s retained earnings and other distributable reserves and premiums, the Company has distributable amounts that exceed the Annual Dividend. The Interim Dividend was paid out of the Company’s retained earnings account, and the Dividend Balance will also be paid out of the Company’s retained earnings account. It is proposed that the loss of the year ended 31st December 2022, be absorbed by the Company’s retained earnings account.

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Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved (i) to approve an Annual Dividend of US$0.51 per share (or US$1.02 per ADR), which represents an aggregate sum of approximately US$602 million, it being understood that the Annual Dividend approved pursuant to this resolution includes the Interim Dividend of $0.17 per share ($0.34 per ADS) or approximately $201 million, paid on 23rd November 2022, out of the Company’s retained earnings account; (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the Dividend Balance so approved, including the applicable record date, (iii) to pay the Dividend Balance so approved, in the amount of US$0.34 per share (or US$0.68 per ADR), in U.S. dollars, representing approximately US$401 million, on 24th May 2023, out of the Company’s retained earnings reserve; and (iv) that the loss of the year ended 31st December 2022, be absorbed by the Company’s retained earnings account”.

5.       Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended 31st December 2022.

In accordance with the Commercial Companies Law, following approval of the Company’s annual accounts as at 31st December 2022, the Annual General Meeting of Shareholders must vote as to whether those who were members of the Board of Directors throughout the year ended 31st December 2022, are discharged from any liability in connection with the management of the Company’s affairs during such year.

It is proposed that those who were members of the Board of Directors throughout the year ended 31st December 2022, be discharged from any liability in connection with the management of the Company’s affairs during such year.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to discharge all those who were members of the Board of Directors throughout the year ended 31st December 2022, from any liability in connection with the management of the Company’s affairs during such year.”

6.       Election of the members of the Board of Directors.

Management of the Company is vested in the Board of Directors, which has the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a Board of Directors consisting of a minimum of three and a maximum of fifteen directors.

Board member, Mr. Roberto Monti, has informed the Company that, for personal reasons, he will not stand for reelection; accordingly, it is proposed that the number of directors be set in ten while the Company continues to seek candidates to the Board of Directors to meet its diversity goals, and that the following current directors be reappointed to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2023 annual accounts.

Set forth below is summary biographical information of each of the candidates:

Simon Ayat. Mr. Ayat is a member of the Company’s board of directors and of its audit committee. He served as Schlumberger’s executive vice president and chief financial officer from 2007 until early 2020 and as senior strategic advisor to the chief executive officer of Schlumberger until January 2022. Mr. Ayat has held several financial and operational positions in Schlumberger, where he commenced his career in 1982. He was based in Paris, Houston and Dallas, as well as in the Middle East and Far East regions, serving as group treasurer, controller, geomarket manager for Indonesia and drilling regional vice president for Asia Pacific. Mr. Ayat is also a member of the board of directors of Liberty Oilfield Services, a leading provider of hydraulic fracturing and wireline services to E&P companies in North America. He is a French and Lebanese citizen.

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Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint Group, a group of companies controlled by San Faustin. Throughout his career in the Techint Group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and from 2001 until 2020 he has served as its president. He is also a member of the board of directors of Ternium. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He served as the Company’s chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He has held several positions within Tenaris, including also the chief financial officer position in some of the principal Tenaris Group companies and member of the Company’s audit committee between November 1, 2017 and May 2, 2018. He also served as president of the board of directors of Empresa Distribuidora La Plata S.A. (“Edelap”), an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Germán Curá. Mr. Curá is a member of the Company’s board of directors and also holds the position of Vice Chairman of the Company’s board of directors. He served as president of our operations in North America until May 2, 2018, a position held since 2006. He was first employed by Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of API and of the American Iron and Steel Institute (“AISI”). He is a marine engineer from the Instituto Tecnológico de Buenos Aires and an MBA graduated from the Massachusetts Institute of Technology. Mr. Curá is an U.S. citizen.

Maria Novales-Flamarique. Ms. Novales-Flamarique is a member of the Company’s board of directors. She advises multinational institutions on a variety of strategic and transformational issues. Previously, she was country head for Generation Mexico, an NGO founded by McKinsey & Company that transforms education-to-employment systems to prepare, place, and support people into life-changing careers that would otherwise be inaccessible. She was also a partner at McKinsey & Company, leading more than 50 teams advising companies in Mexico, other Latin American countries, the United States and Europe. She began her career in asset management at Letko, Brosseau & Associates in Montreal, Canada, and worked as an investment banker at Citigroup Global Markets in New York City. She currently serves as an independent director at Scotiabank Mexico, where she is a member of the risk and talent committees. She also sits on advisory boards at several fintech, HRtech, insurtech start-ups and venture capital funds. She holds an MBA from London Business School, a B.A. from HEC Montreal and is a CFA Charterholder. Ms. Novales-Flamarique is a Canadian, Spanish, and U.S. citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, member of the board of directors of Ternium, president of the Humanitas Group and president of the board of directors of Tenova. Moreover, in Italy, he is member of the board of Bocconi University and of the advisory board of Politecnico di Milano. At international level, he is member of the Harvard Business School Advisory Board and member of the European Round Table of Industrialists (“ERT”). Mr. Rocca is an Italian citizen.

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Paolo Rocca. Mr. Rocca is the Chairman of the Company’s board of directors and has been our chief executive officer since 2002. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium and a director and President of San Faustin. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime José Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors and of its audit committee. He is the chairman of SAI Derecho & Economia, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, and chairman of the board of BBVA. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Monica Tiuba. Ms. Tiuba is a member of the Company’s board of directors and chairperson of the audit committee. She is a Brazilian qualified lawyer and accountant with 20 years of professional experience in Brazil and Luxembourg. She started her career at Barbosa, Mussnich & Aragão law firm in Rio de Janeiro, Brazil, where she practiced corporate law, M&A and tax litigation. She worked in EY and PwC, in the Brazil and Luxembourg offices, advising multinational clients, private equity houses and family offices. She gained banking experience working as international senior wealth planner at Banque Edmond de Rothschild, in Luxembourg. She currently serves as member of the board of directors of Investing for Development SICAV, a Luxembourg social impact fund and of its Forest and Climate Change Fund and she is also a member of Freyr Battery’s board of directors and chairperson of the audit and risk committee. She holds a Master of Laws in International and Comparative Law at the Vrije Universiteit Brussel, a specialization in EU tax law from Leiden University and a Master of Laws in international taxation from Vienna University of Economics. Ms. Tiuba is a Brazilian and Luxembourgish citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors and also holds the position of vice chairman of the board. He is the chairman of G Collado S.A.B. de C.V. and Exportaciones IM Promoción S.A. de C.V., and served during three different periods as president of Cámara Nacional de la Industria del Hierro y el Acero (“CANACERO”), the Steel Chamber in Mexico, where he is currently a member of the Executive Commission. He also served as vice chairman of the board of the American Iron and Steel Institute (“AISI”). Mr. Vogel is also a member of the board of directors of each of Techint, S.A. de C.V., Alfa S.A.B. de C.V., Banco Santander (Mexico) S.A., the Universidad Panamericana – IPADE, Innovare R&D S.A. de C.V and Club de Industriales, A.C. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music and chairman of the US-Mexico CEO Dialogue. Mr. Vogel is a Mexican citizen.

Mr. Ayat, Ms. Novales-Flamarique, Mr. Serra Puche, and Ms. Tiuba qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

During 2022, the Board of Directors met nine times and adopted four unanimous written resolution. On 31st January 2003, the Board of Directors created an audit committee (the “Audit Committee”) pursuant to Article 11 of the Company’s articles of association, which operates under a charter which has been amended and restated by the Board of Directors on 8th October 2021. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to (i) set the number of members of the Board of Directors in ten; and (ii) re-appoint Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Ms. María Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel to the Board of Directors; each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2023 annual accounts.”

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7.       Approval of the compensation payable to the members of the Board of Directors for the year ending 31st December 2023.

The Shareholders Rights Law imposed on the Company, among others, the obligation to adopt a compensation policy applicable to the members of the Board of Directors and the chief executive officer (the “Compensation Policy”).

The Board of Directors approved, at its meeting held on 29th April 2020, the Compensation Policy of the Company, which sets forth the principles and guidelines for purposes of determining the compensation payable to the members of the Board of Directors and the Company’s chief executive officer. The Compensation Policy was submitted to an advisory non-binding vote at the shareholders meeting held on 2 nd June 2020, and was approved by majority vote. The Compensation Policy will be submitted to the non- binding vote of the shareholders every four years, to the extent required by Luxembourg law, or in the event of a material amendment thereto. The Compensation Policy is available to shareholders and ADR holders on the Company’s website at https://ir.tenaris.com/corporate-governance/annual- general-meeting.

In accordance with the Compensation Policy, it is proposed that each member of the Board of Directors receive an amount of US$115,000 as compensation for his/her services during the fiscal year 2023; and it is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and that the Chairperson of the Audit Committee receive, further, an additional fee of US$10,000.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve that, as compensation for his/her services during the fiscal year 2023, (i) each of the members of the Board of Directors receive an amount of US$115,000; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000; and (iii) the Chairperson of the Audit Committee receive, further, an additional fee of US$10,000.”

8.       Approval of the Company’s compensation report for the year ended 31st December 2022.

The Shareholders Rights Law also imposes on the Company, among others, the obligation to prepare an annual compensation report, providing a comprehensive overview of the remuneration, including all benefits in whatever form, awarded or due during the most recent financial year to each member of the Board of Directors and the chief executive officer (the “Compensation Report”).

The Board of Directors approved, at its meeting held on 31st March 2023 the Compensation Report of the Company, which reports the compensation paid or payable by the Company, or any of its subsidiaries, to the members of the Board of Directors and to the Company’s chief executive officer for the performance of their duties during the year ended 31st December 2022. The 2022 Compensation Report, which must be read in conjunction with the Compensation Policy, is available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

In accordance with the Shareholders Rights Law, the Company submits the 2022 Compensation Report to the advisory non-binding vote at the Meeting.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve the 2022 Compensation Report of the Company, which reports the compensation paid or payable to the members of the Board of Directors and the Company’s chief executive officer, for the performance of their duties during the year ended 31st December 2022.”

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9.       Appointment of the external auditors for the fiscal year ending 31st December 2023, and approval of their fees.

Pursuant to its charter, the Audit Committee is responsible to consider and make recommendations to the Board of Directors, to be put to shareholders for approval at the annual general meeting of shareholders, regarding the appointment, re-appointment or removal of the Company’s external auditors. In addition, the Audit Committee is responsible to review the appropriateness and provision of permitted non-audit fees and to review and approve any fees (whether for audit, audit-related and non-audit services) payable to the Company’s external auditors.

In the performance of its function, at its 3rd November 2022 meeting the Audit Committee resolved to recommend the re-appointment of PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé (“PwC), as the Company’s external auditors for the year ending 31st December 2023, and resolved to request the Board of Directors to submit the Audit Committee’s recommendation for the appointment of PwC as the Company’s independent registered public accounting firm for fiscal year 2023, for final approval by the Meeting.

At its 14th February 2023 meeting, the Audit Committee reviewed and approved PwC’s fee proposal relating to audit, audit-related, tax compliance and tax advisory services, and other non-audit services to be rendered during the fiscal year ending 31st December 2023, broken-down by billing currency (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency, equal to ARS421,850,787, BRL623,706, EUR1,882,387, MXN5,523,500, and US$655,286, authorizing management to, within the maximum amount approved for each reference currency, reallocate such amounts to any audit or audit-related services, provided that such reallocation is subsequently reported to the Audit Committee on a timely basis and that no reallocation is made for fees originally allocated to audit or audit-related services of subsidiaries of the Company that are transferred to third parties, liquidated or dissolved. Such fees will cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting, tax compliance and tax advisory services, and other permitted non-audit services to be rendered by the external auditors during 2023. For information purposes, the aggregate amount of fees for all services to be rendered by the external auditors during the fiscal year ending 31st December 2023, is equivalent to approximately US$ 4.78 million (based for fees in BRL, EUR and MXN, on the exchange rate between the U.S. Dollar and each applicable reference currency as of 31st December 2022, and for fees in ARS, the estimated exchange rate of the billing date based on the estimated exchange rate of the billing date based on Rofex source of January 2023). The Audit Committee resolved to request the Board of Directors to submit the described fees, for final approval by the Meeting.

Accordingly, it is proposed that the Meeting approve the appointment of PwC as the Company’s external auditors for the fiscal year ending 31st December 2023, and that the Meeting approve PwC’s fees and authorize the Audit Committee to approve any increase or reallocation of the external auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to (i) appoint PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as the Company’s external auditors for the fiscal year ending 31st December 2023, (ii) approve the external auditors’ fees for audit, audit-related, tax compliance and tax advisory services, and other permitted non-audit services to be rendered during the fiscal year ending 31st December 2023, broken-down by billing currency (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS421,850,787, BRL623,706, EUR1,882,387, MXN5,523,500, and US$655,286, and (iii) authorize the Audit Committee to approve any increase or reallocation of the external auditors’ fees as may be necessary.

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10.     Appointment of the external auditors for the fiscal year ending 31st December 2024.

Pursuant to EU Regulation 537/14, the Luxembourg law of 23 July 2016 and related CSSF guidance on external auditor’s rotation, PwC would be prohibited from performing the statutory audit of the Company for any period subsequent to the fiscal year ending 31st December 2023. Accordingly, at its 18th May 2022 meeting, the Audit Committee instructed management to launch a competitive bidding process for the selection of the audit firm that would be appointed as new external auditor for the fiscal year 2024. At its 3rd November 2022 meeting, the Audit Committee reviewed the results of the tender process, concluded that the proposal submitted by Ernst & Young (“EY”) was both the most competitive in terms of cost and the most suitable and, accordingly, recommended to the Board of Directors that the appointment of EY as the Company’s external auditors for the fiscal year 2024 be submitted for approval at the Meeting. At its 3rd November 2022 meeting, the Board of Directors, based on the Audit Committee’s recommendation, resolved to submit such proposal for approval by the Meeting.

Accordingly, it is proposed that the Meeting approve the appointment of EY as the Company’s external auditors for the fiscal year ending 31st December 2024. EY’s fees will be submitted for approval at the next annual general shareholders’ meeting, which will be convened to decide on the Company’s 2023 annual accounts.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to appoint EY, as the Company’s external auditors for the fiscal year ending 31st December 2024.”

11.     Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

In order to expedite shareholder communications and ensure their timely delivery, it is advisable that the Board of Directors be authorized to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.

Through this resolution, the Company seeks authorization under Article 16 of the Transparency Law, to give, send or supply information (including any notice or other document) that is required or authorized to be given, sent or supplied to a shareholder by the Company whether required under the articles of association or by any applicable law or any other rules or regulations to which the Company may be subject, by making such information (including any notice or other document) available on the Company’s website or through other electronic means.

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Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.”

* * * * *

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares will have the right to (a) include items on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2023 annual accounts; and (b) propose draft resolutions for the items included or to be included on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2023 annual accounts. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company not later than twenty-two days prior to the 2024 annual general meeting of shareholders, satisfying the requirements of the Shareholders’ Rights Law.

PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, are the Company’s external auditors. A representative of the external auditors will be present at the Meeting to respond questions.

Cecilia Bilesio

Secretary of the Board of Directors

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